Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

31 August 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

Brambles

31 August 2005

Changes to Brambles Board and Committees

Brambles announced today that, as part of its ongoing process of orderly Board renewal, various changes are to be made to the composition of the Board and its committees.

The Chairman of Brambles, Mr Don Argus, said: "During the past 18 months, the Board has announced the appointment of four highly regarded Non-executive Directors – Jac Nasser, Stephen Johns, Hans-Olaf Henkel and, most recently, Luke Mayhew.

"This has allowed for the integration of fresh thinking to the Brambles Board while, at the same time, retaining corporate memory that is so valuable in our business.

"Today, recognising the progress which has been made, we announce a further phase in the development of the Brambles Board, with three valued Non-executive Directors to retire from the Board over the next 15 months.

"Their skills and capabilities have been invaluable as we have dealt with the complex task of integrating the various business functions in the dual listed companies structure," Mr Argus said.

Details of the changes are as follows:

BOARD

Mr Allan McDonald will retire as a Non-executive Director at the conclusion of the 2005 annual general meetings.

Sir David Lees will stand for re-election at the 2005 annual general meetings, but will retire as a Non-executive Director at the conclusion of the 2006 annual general meetings.

Mr Mark Burrows will retire as a Non-executive Director at the conclusion of the 2006 annual general meetings.

AUDIT COMMITTEE

Mr McDonald, currently Chairman of the Audit Committee, will retire from that role on 31 August 2005. Mr McDonald will remain a member of the Audit Committee and the Board until the conclusion of the 2005 annual general meetings. He will respond to questions at the 2005 annual general meetings on the 2005 financial statements, if required.

Mr Stephen Johns, who has been a Non-executive Director of Brambles and a member of the Audit Committee since August 2004, will succeed Mr McDonald as Chairman of the Committee.

FILE NO: 82-5205

REMUNERATION COMMITTEE

Sir David Lees, currently Chairman of the Remuneration Committee, will retire as Chairman and as a member of the Remuneration Committee on 31 August 2005. Sir David will respond to questions at the 2005 annual general meetings on the 2005 Remuneration Report, if required.

Mr Luke Mayhew, who was appointed a Non-executive Director of Brambles on 23 August 2005 and is currently a member of the Remuneration Committee, will succeed Sir David as Chairman of the Remuneration Committee.

Mr Mark Burrows, currently a member of the Committee, will also retire as a member of the Remuneration Committee at the conclusion of the 2005 annual general meetings.

NOMINATIONS COMMITTEE

Mr Jac Nasser AO has been appointed to the Nominations Committee.

For further information

UK

Investor	Sue Scholes Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson Head of Investor Relations	+61 (0) 2 9256 5216 +61 (0) 414 239 188 (mobile)
Media	Michael Sharp Vice President Corporate Affairs	+61 (0) 2 9256 5255 +61 (0) 439 470 145 (mobile)

Brambles is globally headquartered in Australia

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

30 August 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Credit Suisse First Boston, and its subsidiaries and affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Credit Suisse First Boston, and its subsidiaries and affiliates operating under the Credit Suisse First Boston name.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

22 August 2005

11) Date company informed

25 August 2005

12) Total holding following this notification

Not disclosed

FILE NO: 82-5205

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

Holding below 3%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson - Company Secretariat

Date of notification 30 August 2005